Mr 3/26

10027264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 24 2010

Washington, DC
112

SEC FILE NUMBER
8- 41166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richfield Orion International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5353 N. Union Blvd. G-1
(No. and Street)

Colorado Springs	CO	80918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Snetting, CCO — (720)231-4103
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co., LLP
(Name - *if individual, state last, first, middle name*)

9605 South Kingston Court Ste. 200	Englewood	Colorado	80112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brett Stuart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richfield Orion International, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA K. SNETTING
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires 11/29/2011

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☑ (o) Independent auditors report.
- ☑ (p) A report on internal control.

RICHFIELD ORION INTERNATIONAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RICHFIELD ORION INTERNATIONAL, LLC)
TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENTS OF FINANCIAL CONDITION	2
STATEMENTS OF OPERATIONS	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENTS OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-8
SUPPLEMETAL INFORMATION-	
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	9
REPORT ON INTERNAL CONTROL	10-11

RICHEY MAY & CO.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Richfield Orion International, Inc.
Colorado Springs, Colorado

We have audited the accompanying statements of financial condition of Richfield Orion International, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Company's 2008 financial statements were audited by other auditors whose report dated February 23, 2009 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richfield Orion International, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computation of net capital, net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richey May & Co.

Englewood, Colorado
February 22, 2010

RICHEY, MAY & CO., LLP ■ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ■ SUITE 200 ■ ENGLEWOOD, COLORADO 80112 ■ 303/721-6131 ■ FAX: 303/721-6232

RICHFIELD ORION INTERNATIONAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RICHFIELD ORION INTERNATIONAL, LLC)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

		2009		2008
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	34,416	$	58,260
Accounts receivable		6,502		728
Prepaid expenses and other current assets		-		4,696
Deposits		1,150		-
TOTAL ASSETS	$	42,068	$	63,684
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	27,410		36,002
Deferred rent		1,580		-
Due to parent company		-		13,500
Total liabilities		28,990		49,502
STOCKHOLDERS' EQUITY				
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding		52,589		39,789
Retained earnings (deficit)		(39,511)		(25,607)
Total stockholders' equity		13,078		14,182
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	42,068	$	63,684

The accompanying notes are an integral part
of these financial statements.

RICHFIELD ORION INTERNATIONAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RICHFIELD ORION INTERNATIONAL, LLC)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
REVENUE		
Commission income	$ 75,316	$ 119,183
Fee income	56,066	29,618
Interest income	47	291
Total revenue	131,429	149,092
EXPENSES		
Commissions	94,824	101,215
Occupancy, equipment and communications	13,788	15,346
General and administrative	23,397	28,908
Travel and entertainment	655	1,074
Consulting fees	7,020	9,235
Registration fees	5,632	18,921
Interest expense	17	-
Total expenses	145,333	174,699
NET LOSS	$ (13,904)	$ (25,607)

The accompanying notes are an integral part
of these financial statements.

RICHFIELD ORION INTERNATIONAL, INC.
(AWHOLLY-OWNED SUBSIDIARY OF RICHFIELD ORION INTERNATIONAL, LLC)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock		Retained Earnings	
	Shares	Amount	(Deficit)	Total
Sale of common stock	1,000	$ 6,000	$ -	$ 6,000
Stockholder contributions	-	33,789	-	33,789
Net loss	-	-	(25,607)	(25,607)
Balance, December 31, 2008	1,000	39,789	(25,607)	14,182
Stockholder contributions	-	12,800	-	12,800
Net loss	-	-	(13,904)	(13,904)
Balance, December 31, 2009	1,000	$ 52,589	$ (39,511)	$ 13,078

The accompanying notes are an integral part
of these financial statements.

RICHFIELD ORION INTERNATIONAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RICHFIELD ORION INTERNATIONAL, LLC)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (13,904)	$ (25,607)
(Increase) decrease in -		
Prepaid expenses	4,696	(4,696)
Accounts receivable	(5,774)	(728)
Deposits	(1,150)	-
Increase (decrease) in-		
Accounts payable	(8,592)	36,002
Deferred rent	1,580	-
Net cash provided (used) by operating activities	(23,144)	4,971
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder capital contributions	12,800	39,789
Advances from (repayments to) Parent	(13,500)	13,500
Net cash (used) by financing activities	(700)	53,289
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(23,844)	58,260
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	58,260	-
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 34,416	$ 58,260

The accompanying notes are an integral part
of these financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Richfield Orion International, Inc. (the "Company"), a Colorado corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed on January 9, 2008 and received its approval as a broker dealer in February 2008. The Company is wholly owned by Richfield Orion International, LLC (the "Parent").

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is an introducing firm and is prohibited from receiving funds or securities from its customers; rather, the company utilizes a clearing broker to perform the custodial functions. The Company is primarily involved in the sale and marketing of private placement securities.

The Company's operations are headquartered in Colorado Springs, Colorado.

Investment Banking and Advisory Services

The Company earned substantially all of its revenue from investment banking and sales of private placement securities under contractual arrangements that generally require clients to pay commission and service fees upon the closing of a transaction. The Company recognizes commission, service fees, and transaction fees as revenue on a settlement date basis, which is generally the third business day following the trade date. If the third business day crosses a reporting period, revenue is recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company's parent company has elected to be taxed as a Subchapter S Corporation under the Internal Revenue Code. Accordingly, no income tax provision has been recorded in the financial statements, as all items of income and expense generated by the Company are reported on the stockholder's personal income tax return.

Cash and Cash Equivalents

For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less, to be cash and cash equivalents.

B. RELATED PARTY TRANSACTIONS

The Company shares its office with a related party, Richfield Orion Insurance Agency, Inc. (ROIA). ROIA pays for rent and expenses for their portion of the office. As of December 31, 2009, ROIA owed the Company $250. The Company also paid insurance premiums for another related party, Richfield Orion Financial Agency, Inc. (ROFA). The insurance premium should have been expensed to ROFA. As of December 31, 2009, ROFA owed the Company $400.

C. CLEARING AGREEMENT

The Company has an agreement with Southwest Securities, Inc. (Southwest) under which Southwest clears all securities transactions for the Company's customers and also performs all "back room" functions for the Company. These functions include executing customer orders as they are transmitted to Southwest, preparing and mailing transaction confirmations and customer statements directly to the Company's customers and performing all cashiering functions for customer accounts

The Company receives commission and fee income from Southwest based on the number and size of transactions. The Company pays all costs associated with transactions executed through Southwest plus a per transaction fee based on the amount of business transacted during the month.

D. COMMITMENTS AND CONTINGENCIES

Concentrations

Of the commissions earned during 2009, approximately $95,000 or 72% of all revenues came from one customer, Mammoth Destiny, Ltd., a partnership of Mammoth Resources, Inc. In 2008, revenues from Mammoth Destiny, Ltd. were approximately $144,000 or 97% of all revenues. Mammoth Resources, Inc. has been party to a regulatory enforcement action in the past. Any significant future regulatory actions against Mammoth Destiny, Ltd. or Mammoth Resources, Inc. could have an adverse financial impact on the Company. Management believes that there is no basis for further regulatory action against Mammoth Destiny, Ltd. or Mammoth Resources, Inc.

Leases

The Company leases office space from a nonrelated party under a noncancelable operating lease expiring August 2012. Rent expense amounted to $10,068 and $6,378 for the years ended December 31, 2009 and 2008, respectively. Although the Company subleased a portion of its office for $3,300 to Richfield Orion Insurance Agency, Inc. (ROIA), a related party entity, in the current year, there is no contract binding ROIA to future payments.

E. COMMITMENTS AND CONTINGENCIES (Continued)

Leases (continued)

Future minimum rental payments for the Company under the lease is as follows at December 31, 2009:

Year Ended December 31,	Amount
2010	$14,097
2011	14,097
2012	9,398
	$37,592

NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $8,536, which was $3,536 in excess of its required net capital of $5,000 and the Company has a ratio of aggregate indebtedness to net capital of 3.396 to 1.

The Company has two reconciling items between its computation of net capital and the computation based on the audited financial statements. The reconciling item consists of $1,580 of deferred rent and $1,150 of deposits.

F. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of cash, short-term receivables, and short-term payables approximate their fair value at December 31, 2009 and 2008, respectively.

G. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2010, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

RICHFIELD ORION INTERNATIONAL, INC.
(AWHOLLY-OWNED SUBSIDIARY OF RICHFIELD ORION INTERNATIONAL, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Total stockholders' equity	$	13,078
Deductions of nonallowable assets:		
Receivables from non-customers		(441)
Other assets		(4,101)
Net capital before haircuts on securities positions		8,536
Haircuts and undue concentration		-
NET CAPITAL	$	8,536
MINIMUM NET CAPITAL REQUIREMENT (Greater of $5,000 or 6.66% of aggregate indebtedness)	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	3,536
AGGREGATE INDEBTEDNESS	$	28,990
RATIO AGGREGATE INDEBTEDNESS TO NET CAPITAL		3.396

RICHEY MAY & CO.

To the Board of Directors
Richfield Orion International, Inc.
Colorado Springs, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Richfield Orion International, Inc., as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness(or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded to properly permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

RICHEY, MAY & CO., LLP ■ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ■ SUITE 200 ■ ENGLEWOOD, COLORADO 80112 ■ 303/721-6131 ■ FAX: 303/721-6232

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Englewood, Colorado
February 22, 2010

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Richfield Orion International, Inc.

Address: 5353 N. Union Blvd., Suite G-1, Colorado Springs, CO 80918

Telephone: 720-231-4103

SEC Registration Number: 8-41166

FINRA Registration Number: 24433

(ii) Accounting Firm

Name: Richey May & Co.

Address: 9605 S. Kingston Court, Suite 200
Englewood, CO 80112

Telephone: (303) 721-6131

Accountant's State Registration Number: 71-0911208

(iii) Audit date covered by the Agreement:

January 1, 2009 through December 31, 2009

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - (check one)

(X) is for the annual audit only for the fiscal year ending 2009

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature:

Name: ________________________________

Title: CEO and President
Date: February 10, 2010